SECOURS.IO, INC.

FINANCIAL STATEMENTS

(Reviewed)

For the Years Ended
December 31, 2023 and 2022

SECOURS.IO, INC.

CONTENTS



CAPSTONE
CERTIFIED PUBLIC ACCOUNTANTS, LLC

Bend, OR · Redmond, OR · Sisters, OR · Eugene, OR · Prineville, OR · Lakeview, OR Medford, OR ·
Klamath Falls, OR · Sandpoint, ID · Bonners Ferry, ID · Seattle, WA

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Secours.io, Inc.
Sheridan, Wyoming

We have reviewed the accompanying financial statements of Secours.io, Inc., which comprise the balance sheets as of December 31, 2023 and 2022, the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud and error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Secours.io, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Capstone Certified Public Accountants, L.L.C.

Capstone Certified Public Accountants, LLC
Redmond, Oregon
March 5, 2024

SECOURS.IO, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2023 and 2022

ASSETS

	December 31, 2023	December 31, 2022
Cash & Equivalents	$ 100,097	$ -
Total Current Assets	100,097	-
Total Assets	$ 100,097	$ -

LIABILITIES AND STOCKHOLDERS EQUITY

	December 31, 2023	December 31, 2022
Accounts payable	$ 224	$ 224
Accrued Interest - Related Party	3,138	-
Note Payable - Related Party	218,000	
Total Current Liabilities	221,362	224
Total Liabilities	221,362	224
Stockholders' Equity:		
Retained Earnings	(121,265)	(224)
Total Stockholders' Equity	(121,265)	(224)
Total Liabilities and Stockholders' Equity	$ 100,097	$ -

See accompanying notes and independent accountants' review report

SECOURS.IO, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
For the years ended December 31, 2023 and 2022

	2023	2022
Revenue	$ -	$ -
Operating Expenses:		
Bank charges	17	
Computer software expenses	616	
Legal and professional fees	287	224
Research and development	117,000	
Total Operating Expenses	117,920	224
Operating Income (Loss)	(117,920)	(224)
Other Income/(expense):		
Interest income	17	
Interest expense	(3,138)	-
Total Other Income/(expense):	(3,121)	-
Net Income	$ (121,041)	$ (224)
Retained Earnings, beginning	(224)	-
Retained Earnings, ending	$ (121,265)	$ (224)

See accompanying notes and independent accountants' review report

SECOURS.IO, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2023 and 2022

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2022	$ -	$ -	$ -
Net loss	-	(224)	(224)
Balance, December 31, 2022	$ -	$ (224)	$ (224)
Net loss	-	(121,041)	(121,041)
Balance, December 31, 2023	$ -	$ (121,265)	$ (121,265)

SECOURS.IO, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2023 and 2022

	2023	2022
Cash flow from operating activities:		
Net income (loss)	$ (121,041)	$ (224)
Adjustments to reconcile net income (loss) to		
net cash used by operating activities:		
Changes in operating assets and liabilities:		
Accounts payable		224
Accrued expenses	3,138	-
Net cash used by operating activities	(117,903)	-
Cash flows from financing activities:		
Proceeds from issuance of notes payable	218,000	
Net cash provided by financing activities	218,000	-
Net increase (decrease) in cash	100,097	-
Cash at the beginning of the year	-	-
Cash at the end of the year	$ 100,097	$ -

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Secours.io, Inc. (hereinafter the 'Company') was formed in 2020 in the state of Wyoming. The Company presents a decentralized AI data ecosystem that plays a pivotal role in digitally transforming data harmonization through cryptographic methods. This transformation is essential for the progression of AI-driven projects in the realm of digital health and the enhancement of emergency notification systems. Secours is analogous to the 'Intel inside' in the context of digital health and safety, indicating its fundamental and widespread impact in the field, establishing a new mechanism of trust, digital ethics and governance.

The Company is subject to risks common to other companies in the development stage, including, but not limited to, uncertainty of new product development and commercialization, limited marketing and sales history, development by its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, and the ability to raise additional financing.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Concentrations of Credit Risk

The Company maintains cash balances with financial institutions located in Oregon. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 for depository accounts. At December 31, 2023 and 2022, the Company had no cash balances in excess of the FDIC insurance limit.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers cash on hand, demand deposits and short-term investments with original maturities of three months or less when purchased to be cash and cash equivalents.

Advertising

The Company expenses advertising costs as they are incurred.

Research and Development (R&D)

R&D costs that do not meet the criteria for capitalization are expensed as incurred. R&D costs consist primarily of costs associated with software development.

Income Taxes

The Company is organized as a taxable for-profit company and files income tax returns in the U.S. Federal jurisdiction. The state of Wyoming does not have a filing requirement. The Company's income tax filings are subject to audit by various taxing authorities.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Taxes - continued

The Company is required to recognize, measure, classify, and disclose in the financial statements uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Penalties and interest assessed by income taxing authorities would be included in operating expenses.

Recent Accounting Pronouncement – Leases

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards update (ASU 2016-02, Leases (Topic 842). The ASU, requires lessees to recognize a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis, and a right-of-use asset, which represents the lessee's right to use, or control the use of, a specific asset for the lease term. The Company has made an accounting policy election to forgo applying the requirements for recognition to a short-term lease, 12 months or less, and alternatively, record the lease payments in the income statement on a straight-line basis over the term of the lease. ASU 2016-02 is effective for the company on January 1, 2022 and was implemented by the company.

Date of Management's Review

Management has evaluated subsequent events through March 5, 2024 which is the date the financial statements were available to be issued.

NOTE 2 – NOTE PAYABLE TO RELATED PARTY

In 2023, the Company executed a promissory note with the founder of the Company for up to $250,000. The note is unsecured, and bears interest at 7.0%. The due date of the note is July 1, 2024. Loans made during the year were $218,0000 and remains outstanding at December 31, 2023. Interest due at December 31, 2023 is $3,138.

NOTE 3 – SOFTWARE DEVELOPMENT

The Company is developing it's proprietary software application to be sold. The costs of planning, designing and establishing the software are included in research and development costs and charged to expense when incurred. The total amount charged to expense during the year ended December 31, 2023 were $117,000. There were no research and development expenses during 2022.